October 15, 2021

TOYOTA MOTOR CORPORATION

Production Plans in November 2021, as of October 15

At Toyota, we have made repeated adjustments to our production plans since August due to a shortage of parts resulting from the spread of COVID-19, causing various inconveniences to all parties concerned. We would like to express our gratitude to all parties concerned for their immense support in helping us maintain production.

Our production plans for November are outlined below.

Actual production has remained below planned levels since August. However, with the cooperation of our suppliers, we have been thoroughly examining each and every case of possible parts shortage in the supply chain. As a result, global production volume in November is expected to reach 850,000 to 900,000 units. (Reference: Global production volumes were approximately 830,000 units in November 2020 and approximately 500,000 to 600,000 units each in September and October 2021)

Aiming to make up for previous production shortfalls, we had initially planned to produce approximately 1 million units, which is a higher production level. However, since we are still experiencing a shortage of some parts and will be unable to make up for previous production shortfalls, we have adjusted our initial production plans for November. This adjustment will affect approximately 50,000 units in Japan, and between 50,000 units and 100,000 units overseas; the total number of units affected globally will be between approximately 100,000 units and 150,000 units.

In response to the continuing shortage of some parts, we will continue our efforts to strengthen our supply chain. We will implement thorough anti-COVID-19 measures both at our own plants and at our suppliers, and since we expect the shortage of semiconductors to continue in the long-term, we will consider the use of substitutes where possible. In this way, we will do everything we can to ensure we deliver as many cars to our customers as quickly as possible.

Regarding our full-year production forecast for the fiscal year ending March 31, 2022, we expect to maintain around 9 million units due to the easing of restrictions on COVID-19 in Southeast Asia, and the production cutback in September and October is expected to be 100,000 to 150,000 units, a smaller amount than previously announced.

Domestic production adjustments for November are detailed in the table below. We would like to offer our sincerest apologies to our customers and our suppliers for the various inconveniences these adjustments may cause.

Suspension of operations in November (6 lines in 4 plants out of 28 lines in 14 plants)

Plants			Period of production suspension	Production vehicle
Toyota Motor Corporation	Tsutsumi Plant	Production line #2	<One day> 5 (Fri)	Corolla Sport, Camry, ES
Toyota Motor Kyushu	Miyata Plant	Production line #1	<Two days>12 (Fri) , 19 (Fri)	NX, CT, UX, UX300e
		Production line #2	<One day>12 (Fri)	ES, RX
Toyota Motor East Japan	Iwate Plant	Production line #1	<Five days> 4 (Thu), 5 (Fri), 8 (Mon), 12 (Fri), 15 (Mon)	C-HR, Aqua
		Production line #2	<Four days> 4 (Thu), 5 (Fri), 8 (Mon), 12 (Fri)	Yaris, Yaris Cross, Aqua
	Miyagi Ohira Plant			Yaris Cross, Sienta, Corolla Axio, Corolla Fielder, JPN Taxi